Exhibit (e)(9)
TERMINATION AGREEMENT
THIS AGREEMENT made as of the _____ day of _______________
BETWEEN:
INCO LIMITED
(the “Company”)
- and —
•
(the “Executive”)
RECITALS:
A.	The Board (as hereinafter defined) recognizes that the establishment and maintenance of a sound and vital management team is essential to the protection and enhancement of the best interests of the Company and its shareholders;

B.	The Board further recognizes that an employee is most vulnerable at the point of termination of employment and that an employer has, and will be held to, an obligation of good faith and fair dealing in the manner of terminating employees;

C.	In order to induce the Executive to remain in the employ of the Company and to assure the Company of the Executive’s continued and undivided attention and services, this Agreement, which has been approved by the Board, records certain benefits extended to the Executive.

D.	This Agreement replaces and supersedes all previous agreements between the Parties relating to the subject matter herein, including but not limited to the agreement dated •.

THEREFORE, the Parties hereby mutually covenant and agree as follows:

1.0	Term of Agreement
This Agreement shall commence on the date hereof and continue until the Executive’s termination of employment.
2.0	Definitions
For purposes of this Agreement, the following definitions shall apply
(a)	“Board” shall mean the Board of Directors of the Company.

(b)	“Cause” shall mean any conduct by the Executive which constitutes (i) wilful and continued failure to substantially perform the Executive’s duties with the Company; (ii) wilful engaging in illegal conduct or gross misconduct which is demonstrably and materially injurious to the Company; or (iii) cause at law.

For purposes of this definition, any action by the Executive or any failure on the Executive’s part to act, shall be deemed “wilful” when done, or omitted to be done, by the Executive in bad faith and without the reasonable belief that the Executive’s action or omission would be in the best interests of the Company.

(c)	“Change of Control” shall have the meaning ascribed thereto in the Change of Control Agreement;

(d)	“Change of Control Agreement” means the change of control agreement dated • , 2006 between the Parties;

(e)	“Company” shall mean Inco Limited and its subsidiaries and, for the purposes of this Agreement, any Successor.

(f)	“Continuing Benefits” shall mean the health care benefits and insurance programs provided or sponsored by the Company for active service employees, as the same may be amended or modified from time to time; provided that, in the case of voluntary programs, continuation of such programs for the benefit of the Executive shall be conditional upon the Executive’s participation in such voluntary programs at the time of the Executive’s Termination Date; and provided further that “Continuing Benefits” shall not include (i) the Company’s Short Term Salary Continuation Plan; (ii) the Savings Plan; (iii) the Incentive Plans; (iv) the Long Term Disability Plan; and (v) the Retirement Plan.

(g)	“Disability” shall mean the Executive’s eligibility for payments under the Company’s long term disability insurance program.

(h)	“Executive”, where circumstances so warrant, shall be deemed to include the Executive’s estate or legal representative or the Executive’s family.

(i)	“Good Reason” shall mean any of the following, unless the Executive gives his express written consent thereto:
(i)	a material adverse change in the Executive’s status or position as an officer of employee of the Company. Such material adverse change shall include without limitation any material adverse change in status or position as a result of a material diminution in the Executive’s duties or responsibilities or the assignment to the Executive of any duties or responsibilities which are materially inconsistent with such status or position. Notwithstanding the foregoing, “Good Reason” shall not be deemed to occur upon a change in the Executive’s duties or responsibilities that is a result of the Company no longer being a publicly traded entity;

(ii)	a material reduction by the Company in the Executive’s annual base salary; and

(iii)	any other action by the Company which would constitute constructive dismissal at law.
Notwithstanding the foregoing, the Executive must give notice to the Company within 60 days following the Executive’s knowledge of an event constituting Good Reason describing the alleged failure or action by the Company and advising of the Executive’s intention to terminate the Executive’s employment for Good Reason. The Company shall have 14 business days to correct such failure or action following the delivery by the Executive of such written notice. If the Executive fails to provide such notice within 60 days, such event shall not constitute Good Reason under this Agreement.

(j)	“Incentive Plan(s)” shall mean executive compensation or incentive plans established by the Company both prior and subsequent to the date of this Agreement and includes without limitation the Management Incentive Plan, the Mid-Term Incentive Plan and any stock option plan(s).

(k)	“Inco SERP” shall mean the Inco limited Supplemental Retirement Plan for Executives Paid in U.S. Dollars, as amended and restated effective January 1, 1999 (and as may be subsequently amended from time to time).

(l)	“Involuntary Termination” shall mean:
(i)	termination of the Executive’s employment by the Company, except for Cause, Disability or Retirement;

(ii)	resignation of the Executive’s employment by the Executive for Good Reason; or

(iii)	cessation of employment by mutual agreement of the Parties.
(m)	“Normal Retirement Date” shall have the meaning ascribed thereto in the Retirement Plan.

(n)	“Party” shall mean the Company or the Executive; “Parties” shall mean the Company and the Executive.

(o)	“Pension Supplement” shall have the meaning ascribed thereto in the Change of Control Agreement.

(p)	“Person” shall mean an individual, partnership, association, group (as such term is defined in Rule 13 d-5 under the United States Securities Exchange Act of 1934, as amended), body corporate, trustee, executor, administrator, legal representative or other entity, other than the Company or a wholly-owned subsidiary of the Company.

(q)	“Regular Monthly Compensation” shall mean the sum of (i) the highest one-twelfth of the Executive’s annual base salary during the twelve month period immediately preceding the Executive’s Termination Date; and (ii) one-twenty-fourth of the greater of: (A) the amounts awarded to the Executive under the Management Incentive Plan (or under any successor plan or plans) in respect of the two calendar years immediately preceding the year in which the Executive’s Termination Date occurs or (B) the Executive’s target award under such plan for the same period. If the Executive has not completed two calendar years of employment then the calculation under (ii) above should be based upon one twelfth of the Executive’s target award under the Management Incentive Plan (or under any successor plan or plans) for the year in which the Termination Date occurs.

(r)	“Retirement” shall mean the Executive’s retirement under the Retirement Plan.

(s)	“Retirement Compensation Arrangement” shall mean the retirement compensation arrangement trust agreements entered into by the Company to provide security for the Pension Supplement.

(t)	“Retirement Plan” shall mean, the Retirement System of Inco Limited and Subsidiaries Applicable to Salaried Employees Paid in Canadian Dollars, as the same may be amended from time to time (or any successor or substitute plan or plans of the Company which may be established).

(u)	“Retiring Allowance” shall mean a retiring allowance, payable in a lump sum, equal to the lesser of (i) 36 months of the Executive’s Regular Monthly Compensation or (ii) the number of months of the Executive’s Regular Monthly Compensation in the period commencing with the Executive’s Termination Date and ending on the Executive’s Normal Retirement Date[; provided, however, that effective December 12, 2006, Retiring Allowance shall mean a retiring allowance, payable in a lump sum, equal to 36 months of the Executive’s Regular Monthly Compensation].

(v)	“Savings Plan” shall mean the Company’s Security Reserve Fund Plan, as the same may be amended from time to time (or any successor or substitute plan or plans of the Company which may be established).

(w)	“Separation Arrangement” shall mean the payments and other benefits provided pursuant to Section 4.0 of this Agreement as a result of an Involuntary Termination.

(x)	“Spouse” shall have the meaning ascribed thereto in the Retirement Plan.

(y)	“Successor” shall mean any Person that succeeds to, or has the practical ability to control (either immediately or with the passage of time), the Company’s business, either directly by amalgamation, merger, consolidation or otherwise, or indirectly by purchase of the Company’s voting securities, or all or substantially all of its assets, or otherwise.

(z)	“Termination Date” shall mean the effective date of termination of the Executive’s employment, as set forth in the notice of termination provided by either Party in accordance with the terms of this Agreement.

(aa)	“Triggering Event” shall mean an Involuntary Termination of the Executive within 24 months following a Change of Control.

3.0	Involuntary Termination
The Executive shall be entitled to the Separation Arrangement set out in Section 4(b) only upon the occurrence of an Involuntary Termination; provided, however, that if there is a Triggering Event, this Agreement will be null and void and the Change of Control Agreement shall supersede and replace this Agreement.
4.0	Separation Arrangement

(a)	The Company shall give the Executive at least 30 days’ prior written notice of an Involuntary Termination initiated by the Company. The Company shall give all instructions and take all such further action as may be necessary in order to permit the Executive to receive all payments, make any elections, and have the benefit of all other rights of the Executive under the Company’s benefit programs including, without limitation, the Retirement Plan, the Savings Plan, any Incentive Plans and the Retirement Compensation Arrangement and the Inco SERP, as applicable, all in accordance with their respective terms. The termination shall not become effective until the expiration of such notice period.

(b)	Upon the occurrence of an Involuntary Termination, the Executive (or the Executive’s Spouse, beneficiary or estate as the case may be should the Executive die following the Involuntary Termination) shall immediately become entitled to, and the Company shall provide a Separation Arrangement consisting of the provisions under this Section 4.0(b) in accordance with their respective terms:
(i)	payment of any unpaid but accrued base salary and vacation pay to the Termination Date in accordance with normal payroll practices;

(ii)	payment of any unpaid incentive compensation already awarded by the Company under any Incentive Plans; provided, however, that in the case of supplemental compensation awards, if any, which were previously deferred at the Executive’s election, such awards shall be paid to the Executive in accordance with the terms of such deferral;

(iii)	payment of the Retiring Allowance;

(iv)	if and to the extent permitted by the terms of the applicable plans, continuation of the Continuing Benefits for a period equal to the earlier of (A) the date 36 months following the Termination Date; (B) Retirement and (C) the date the Executive obtains alternate employment with another employer, such Continuing Benefits to be provided at a level at least equal (on an after-tax basis) to those provided to the Executive immediately prior to the Termination Date. An estimate of any contributions owed by the Executive in respect of the Continuing Benefits for 36 months shall be deducted from the lump sum payment in subsection (ii) above and the appropriate portion subsequently refunded in the event the Executive obtains alternate employment. If the Company is not permitted by the terms of any of the Continuing Benefits to continue the Executive’s enrolment following the Termination Date or for the entire period, then the Company shall reimburse the Executive for all reasonable costs incurred by the Executive to replace such Continuing Benefits with equivalent benefits for an equivalent duration for the Executive and the Executive’s dependants (with appropriate gross-ups to reimburse the Executive for the Executive’s income taxes if the Executive is required to pay additional income taxes in respect of such benefits). In respect of such replacement equivalent benefits, the Company shall deduct an amount equal to but not exceeding the amount of the contributions which the Executive was making prior to the Executive’s Termination Date in respect of the Continuing Benefits for which such replacement equivalent benefits are substituted. Save and except for the Continuing Benefits, the Executive shall cease to be eligible for future enrolment or active participation in the Company’s other benefit programs following the Termination Date;

(v)	immediate removal of any restrictions on restricted common shares in the Company awarded to the Executive under any Incentive Plans and delivery of share certificates evidencing such common shares; and

(vi)	payment of the Executive’s Pension Supplement; and

(vii)	reimbursement of up to CDN$50,000 for employment counselling, tax preparation and financial planning services; provided, however, that receipts for such reimbursement are provided to the Company within one year following the Executive’s Termination Date.
The payments provided in subsection (i), (ii), and (iii) shall be paid within 30 days following the Involuntary Termination.

(c)	In the event of an Involuntary Termination, options (including options to which share appreciation rights are attached) to acquire shares of the Company granted under any Incentive Plans may be exercised in full or in part by the Executive at any time within 5 years following the Executive’s Termination Date. In no event may any option be exercised after the fixed expiration date specified in the stock option grant.

(d)	The provisions of this Section 4.0 are in addition to, and shall not adversely affect, the rights of the Executive or any beneficiary of the Executive, in respect of vested entitlements under any of the Company’s benefit programs which have accrued to the Executive up to and including the Executive’s Termination Date, including, without limitation, rights or benefits under the Retirement Plan, the Savings Plan, any Incentive Plans and the Retirement Compensation Arrangement and the Inco SERP, as applicable.

(e)	The Separation Arrangement includes the Executive’s entitlements under applicable employment standards legislation and regulations, the common law or otherwise and shall be in full settlement of all severance payments to the Executive under any other employment, termination or severance agreement between the Company and the Executive or any severance plan or policy of the Company. The Executive shall sign and deliver a release acceptable to the Company and the resignations contemplated in Section 5.0 prior to receiving the Separation Arrangement.

5.0	Resignation
No later than 30 days following the Termination Date, the Executive shall sign and deliver to the Company, if requested by the Company, resignations from any and all positions which the Executive then holds as an officer or director of the Company, or any of its subsidiaries, or as a representative of the Company.
6.0	No Mitigation/No Reduction
The Executive shall not be required to mitigate the amount of any payment or benefits which the Company may become obligated to make to or provide for the Executive pursuant to this Agreement by seeking other employment or otherwise. The benefits provided to the Executive pursuant to Section 4.0(b) (save as provided for in paragraph 4.0(b)(iv) in respect of Continuing Benefits) shall not be reduced in any respect in the event that the Executive shall secure, or shall not reasonably pursue, alternate employment or income following an Involuntary Termination.
7.0	Pension Supplement
The Executive is eligible for a Pension Supplement in accordance with the terms and conditions set out in Part II of the Change of Control Agreement and Annex A of the Change of Control Agreement, as applicable, provided, however, that an Involuntary Termination under this Agreement shall be treated for purposes of the Pension Supplement the same as if there had been a Triggering Event.
8.0	Supplemental Post-Retirement Insurance
The Executive is eligible for supplemental post-retirement insurance in accordance with the terms and conditions set out in Part III of the Change of Control Agreement.
9.0	Executive’s Covenant
The Executive confirms the Executive’s present intention to continue the Executive’s employment and covenants and agrees to give the Company at least 30 days’ prior written notice of any termination of employment by the Executive.
10.0	Enurement
This Agreement shall enure to the benefit of and be enforceable by the Parties hereto and their respective heirs, legal or personal representatives, successors and assigns.
11.0	Notices
For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing, shall be deemed to have been duly given when delivered or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing or on the third business day alter having been sent by registered mail, postage prepaid, as follows:

If to the Company:
Inco Limited
145 King Street West
Suite 1500
Toronto, ON
M5H 4B7
Attention: Vice-President, Human Resources
If to the Executive:
To the Executive’s home address, as it then appears on the Company’s records.
12.0	Miscellaneous

(a)	Amendment. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing.

No waiver by a Party hereto of, or in compliance with, any condition or provision of this Agreement to be performed by another Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by any Party which are not expressly set forth in this Agreement

(b)	Withholding. The Company shall withhold from any amounts payable under this Agreement such taxes and other amounts as may be required to be withheld pursuant to any applicable law or regulation.

(c)	Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

13.0	Validity
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

INCO LIMITED
By:
Name:
Title:

Witness	•

Annex “A”
Provisions applicable to U.S. citizens and residents

Notwithstanding anything to the contrary in the Agreement, the following provisions shall also apply to the Executive if he or she is a U.S. citizen or a U.S. resident alien for U.S. federal income tax purposes or is otherwise subject to Section 409A of the U.S. Internal Revenue Code and regulations promulgated thereunder (referred to herein as “Section 409A”) in respect of any amount payable under the Agreement:
1. Six-month delay only for “deferred compensation.” To the extent that any payment under this Agreement would reasonably be a payment of “deferred compensation” and the Executive is a “specified employee” of the Company (each as defined in Section 409A), no such payment shall be made prior to the date which is six months after the Executive’s Termination Date (or, if earlier, the date of death of the Executive). Immediately following the six-month anniversary of the Executive’s Termination Date, the Company shall make a lump sum cash payment to the Executive equal to the cumulative payments the Executive otherwise would have received during the six-month period following the Termination Date.
2. Time of payment of Retiring Allowance: In the case of an Executive who is not a “specified employee” as described in Section 1 above, (a) if the Executive’s Termination Date occurs on or before December 31, 2006, a portion of the Retiring Allowance shall be paid in monthly instalments equal to the Executive’s Regular Monthly Compensation until December 31, 2006 and the remaining unpaid portion of the Retiring Allowance shall be paid in a lump sum in January 2007 and (b) if the Executive’s Termination Date occurs after December 31, 2006, then the Retiring Allowance shall be paid in a single lump sum in accordance with the Agreement.
3. Certain additional Payments by the Company:
(a)	Notwithstanding anything contained in this Agreement to the contrary, in the event that it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) made by the Company or any of its subsidiaries or any Successor to or for the benefit of the Executive (whether pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Annex A) (the “Payments”) would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code (the “Code”), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), then the Company shall pay to the Executive an additional payment (a “Gross-up Payment”) in an amount such that after payment by the Executive of all taxes (including the Excise Tax) upon the Gross-Up Payment, the Executive retains an amount of the Gross-up Payment equal to the Excise Tax imposed on the Payments. For purposes of determining the amount of the Gross-up Payment, the Executive shall be deemed to (i) pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made, and (ii) pay all applicable state and other local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made. Notwithstanding the foregoing provisions of this Annex A, if it shall be determined that the Executive is entitled to a Gross-up Payment, but that the Payments would not be subject to the Excise Tax if the Payments were reduced by an amount that is less than 10% of the portion of the Payments that would be treated as “parachute payments” under Section 280G of the Code, then the amounts payable to the Executive under this Agreement shall be so reduced (but not below zero) to the maximum amount that could be paid to the Executive without giving rise to the Excise Tax (the “Safe Harbor Cap”), and no Gross-up Payment shall be made to Executive. For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable under this Agreement (and no other Payments) shall be reduced.
(b)	Subject to the provisions of Section 3(a) of this Annex A, all determinations required to be made under this Annex A, including whether and when a Gross-up Payment is required, the amount of such Gross-up Payment and the reduction of the Payments to the Safe Harbor Cap, shall be made by the public accounting firm that is retained by the Company as of the date immediately prior to the Change of Control (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Company or the Executive that there has been a Payment, or such earlier time as is requested by the Company (collectively, the “Determination”). In the event that the Accounting Firm is serving as accountant or auditor for the Person effecting the Change of Control, the Executive may appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. The Gross-up Payment with respect to any Payments shall be made no later than thirty (30) days following such Payment. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on the Executive’s applicable income tax return will not result in the imposition of a negligence or any other penalty. In the event the Accounting Firm determines that the Payments shall be reduced to the Safe Harbor Cap, it shall furnish the Executive with a written opinion to such effect. The Determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-up Payments will not have been made by the Company which should have been made (“Underpayment”) or Gross-up Payments will be made by the Company which should not have been made (“Overpayment”). In the event that the Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b) (2) (B) of the Code and any and all penalties) shall be promptly paid by the Company to or for the benefit of the Executive. In the event the amount of the Gross-up Payment exceeds the amount necessary to reimburse the Executive for the Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274 (b) (2) of the

Code) shall be promptly paid by the Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the U.S. Internal Revenue Service) to or for the benefit of the Company. The Executive shall cooperate, to the extent his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contests or disputes with the U.S. Internal Revenue Service in connection with the Excise Tax.
(c)	In the preceding paragraphs, and where the context permits, “Company” shall be deemed to include a Successor.
4. If any compensation, benefits or fee reimbursements provided by this Agreement may result in the application of Section 409A, the Company shall, in consultation with the Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of “deferred compensation” within the meaning of such Section 409A or in order to comply with the provisions of Section 409A, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and without any diminution in the value of the payments or benefits to the Executive and, in the case of the Continuing Benefits, without any lapse in coverage.
5. This Annex A shall form part of the Agreement.